UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Concurrent Registered Direct Offering and Private Placement

On November 30, 2023, Kazia Therapeutics Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor in connection with a registered direct offering (the “Registered Direct Offering”) and a concurrent private placement (the “Private Placement,” and together with the Registered Direct Offering, the “Offerings”). The Offerings closed on December 5, 2023.

Pursuant to the Purchase Agreement, the Company agreed to offer and sell in the Registered Direct Offering (i) 2,620,000 American Depositary Shares (the “ADSs”), each represented by ten (10) ordinary shares, no par value per share (the “Ordinary Shares”), of the Company, at a purchase price of $0.45 per ADS, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,824,445 ADSs, at a purchase price of $0.44 per Pre-Funded Warrant (the “Pre-Funded ADSs”). Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of $0.01 per ADS, is immediately exercisable, and will expire when exercised in full.

In the Private Placement, the Company issued to such institutional and accredited investor unregistered warrants to purchase up to 4,444,445 ADSs (the “Ordinary Share Warrants”). Each Ordinary Share Warrant is exercisable at an exercise price of $0.583 per ADS (the “Ordinary Warrant ADSs”), is immediately exercisable and will expire five and one-half (5.5) years from the date of issuance. The net proceeds to the Company from the Offerings are approximately $1.6 million, after deducting placement agent’s fees and estimated offering expenses. The Company currently intends to use the net proceeds from the Offering for general corporate purposes, which may include working capital, expenses related to research, clinical development and commercial efforts, and general and administrative expenses.

In connection with the Offerings, the Company agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 311,111 ADSs (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Ordinary Share Warrants, the “Warrants”), which represents 7.0% of the aggregate number of ADSs (including the ADSs issuable upon exercise of the Pre-Funded Warrants) offered in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Ordinary Share Warrants, except that the Placement Agent Warrants have an exercise price equal to $0.5625 per ADS, or 125% of the offering price per ADS sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the Offerings. The Ordinary Share Warrants, Placement Agent Warrants and ADSs underlying the Ordinary Share Warrants and Placement Agent Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).The Ordinary Share Warrants and the Placement Agent Warrants were offered and sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs or Ordinary Shares which are or will be beneficially owned by them for sixty (60) days following the closing of the Offerings.

Pursuant to the terms of the Purchase Agreement, the Company has agreed to file a registration statement on Form F-3 (or other appropriate form) to register for resale the Ordinary Warrant ADSs and Ordinary Shares issuable upon exercise of the Ordinary Warrant ADSs.as soon as practicable (and in any event within 60 calendar days of date of the Purchase Agreement) (the “Resale Registration Statement”). The Company also intends to register for resale the ADSs issuable upon exercise of the Placement Agent Warrants on the Resale Registration Statement. The Company shall use its commercially reasonable efforts to cause the Resale Registration Statement to become effective within 90 calendar days following the closing date of the Offerings and to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) ceases to own any Ordinary Share Warrants or Ordinary Warrant ADSs issuable upon exercise thereof.

Pursuant to the Purchase Agreement, the Company agreed, subject to limited exceptions, for a period of 60 days after the closing of the Offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ADSs or Ordinary Shares or securities convertible, exchangeable or exercisable into, ADSs or Ordinary Shares. In addition, the Company agreed not to effect or enter into an agreement to effect any issuance of ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares involving a Variable Rate Transaction (as defined in the Purchase Agreement) until one year following the closing of this offering; provided that after 60 days following the closing of the Offerings; provided that the entry into and/or issuance of shares in an “at the market” offering shall not be deemed a Variable Rate Transaction.

Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The 2,620,000 ADSs sold in the Registered Direct Offering, the Pre-Funded Warrants to purchase 1,824,445 ADSs sold in the Registered Direct Offering and the ADSs issuable upon exercise of the Pre-Funded Warrants were offered and sold pursuant to a prospectus supplement, dated November 30, 2023, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-259224), which registration statement was filed on September 1, 2021 and declared effective on September 8, 2021.

Baker & McKenzie, Australian counsel to the Company, has issued a legal opinion relating to the validity of the ADSs being offered in the Registered Direct Offering and the Ordinary Shares underlying the ADSs (including the ADS issuable exercise of the Pre-Funded Warrants). A copy of such legal opinion, including the consent included therein, is filed as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference. Goodwin Procter LLP, United States counsel to the Company, has issued a legal opinion relating to the validity of the Pre-Funded Warrants being offered in the Registered Direct Offering. A copy of such legal opinion, including the consent included therein, is filed as Exhibit 5.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Copies of the Purchase Agreement, form of Pre-Funded Warrant, form of Ordinary Share Warrant, form of Placement Agent Warrant and form of Lock-Up Agreement are attached hereto as Exhibits 10.1, 4.1, 4.2, and 4.3 and 4.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, form of Pre-Funded Warrant, form of Ordinary Share Warrant, form of Placement Agent Warrant and form of Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On December 5, 2023, the Company issued a press release announcing the closing of the Offerings. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including the exhibits attached hereto, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

4.1	Form of Pre-Funded Warrant

4.2	Form of Ordinary Share Warrant

4.3	Form of Placement Agent Warrant

4.4	Form of Lock-Up Agreement

5.1	Legal opinion of Baker & McKenzie

5.2	Legal opinion of Goodwin Procter LLP

10.1	Securities Purchase Agreement

23.1	Consent of Baker & McKenzie (included in Exhibit 5.1)

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.2)

99.1	Press Release of Kazia Therapeutics Limited dated December 5, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer

Date: 6 December 2023